FOR IMMEDIATE RELEASE              Contact - Guy T. Marcus
July 21, 1994                                VP-Inv. Rel.
                                             (214) 978-2691

             HALLIBURTON 1994 THIRD QUARTER DIVIDEND

     DALLAS, Texas -- Halliburton Company's board of directors today declared a third quarter dividend of 25 cents a share on the company's common stock, payable September 22, 1994 to shareholders of record at the close of business on September 1, 1994.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

                               # # #